September 18, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention: Jennifer Thompson; Yong Kim

Re:Camping World Holdings, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2017

Filed March 13, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 9, 2018

File No. 1-37908

Ladies and Gentlemen:

We are writing in response to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) to Thomas F. Wolfe, the Company’s Chief Financial Officer and Secretary, dated September 4, 2018, with respect to the above-captioned Form 10-K for the fiscal year ended December 31, 2017, filed March 13, 2018 (the “Form 10-K”), and the above-captioned Form 10-Q for the quarterly period ended June 30, 2018, filed August 9, 2018 (the “Form 10-Q”).  The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s response. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the relevant document.

Form 10-K for the Fiscal Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 95

1.

We note your presentation of Adjusted EBITDA, which includes an adjustment for pre-opening store costs related to your Gander Mountain acquisition. Please tell us in more detail, and revise future filings to better explain to your investors, what comprises this adjustment and why you believe this adjustment is appropriate. As part of your response, please tell us how you considered whether these are normal, recurring, cash operating expenses and for how many periods you expect to make similar adjustments. Also tell us the number of Gander Mountain stores to which this adjustment relates, as this appears to be a relatively large expense amount in light of your disclosure on page 11 that as of December 31, 2017 you only operated two Gander Outdoors stores. In your response, please also apply this comment to your June 30, 2018 Form 10-Q.

Response: The Company respectfully advises the Staff that while the Company only operated two Gander Outdoors stores at the time of the filing of its December 31, 2017 Form 10-K, at such time it planned to open a significant number of additional Gander Outdoors stores, many of which were in the process of being opened at December 31, 2017. As of June 30, 2018, the Company operated 54 Gander Outdoors locations.  Moreover, the Company advises the Staff that in the case of the Gander Mountain store locations, the primary purpose of acquiring certain assets of Gander Mountain through a bankruptcy auction was to acquire a trademark and trade name in order to open a significant number of retail locations over a two year period, which the Company does not consider to be in the ordinary course of business or a recurring event.  In the past, the Company has not added back retail location pre-opening costs since it did not believe that these costs materially impacted comparability of its results from period to period and represented normal, recurring charges.  Specifically, the Company notes that for the six months ended June 30, 2018 and the years ended December 31, 2017, 2016 and 2015, the Company only incurred pre-opening costs of $0.4 million, $1.2 million, $1.3 million, and $1.3 million, respectively, for RV greenfield locations and acquired locations, which excludes the initial rollout of Gander Outdoors locations.  In contrast, the Company incurred pre-opening costs in connection with the Gander Outdoors locations of $35.0 million and $26.4 million for the six months ended June 30, 2018 and the year ended December 31, 2017, respectively.  These costs were materially higher than prior period pre-opening costs and significantly impacted comparability of the Company’s results to prior periods due to the unique nature of the Gander Mountain acquisition and the fact that they would be incurred in a short period of time and only for that type of retail location.  The Company views these events as non-recurring in nature. Therefore, the Company believed that excluding these costs from the calculation of Adjusted EBITDA, together with the accompanying disclosure relating to the presentation of Adjusted EBITDA, was helpful to investors and better facilitates comparisons of the Company’s ongoing performance from period to period.

The Company has historically not excluded pre-opening costs from Adjusted EBITDA for retail locations outside of the initial rollout of Gander Outdoors locations because the Company considers them to be normal, recurring charges that have not materially impacted comparability of its results from period to period.  In contrast, the Company does not consider the initial rollout of the Gander Outdoors retail locations after the bankruptcy auction to be normal, recurring cash charges.  Additionally, pre-opening costs are generally incurred before a store has opened to its customers and begins to generate revenue, which in the case of the Gander Outdoors store locations was significant given the scale and timing of the store openings for the initial rollout of Gander Outdoors stores after the bankruptcy auction. As a result, the Company believes that excluding pre-opening costs for these Gander Outdoors openings from Adjusted EBITDA better enabled management and investors to evaluate the Company’s core operating performance.

Prior to the bankruptcy auction, Gander Mountain operated 160 Gander Mountain retail locations and two Overton’s retail locations. Through the bankruptcy auction, the only operating locations that were acquired were the two Overton’s locations. The Company assumed 15 of the Gander Mountain retail location leases, but the Company did not have the rights to furniture, fixtures, or inventory. The Company’s initial rollout of Gander Outdoors stores included building out the new retail locations under the Company’s new design for this business and purchasing the related inventory. The Company had hired a portion of Gander Mountain’s pre-bankruptcy auction workforce as well as additional personnel to execute the initial rollout plan. Much of the previous Gander Mountain workforce hired by the Company had excess capacity early in the initial rollout before a  significant numbers of stores were opened, but the Company deemed it to be beneficial to acquire the talent and experience of those employees early in the rollout and absorb the excess capacity rather than waiting until later in the rollout and risk the talent and experience not being available.

The Gander Outdoors pre-opening costs are comprised of 1) Gander Outdoors corporate and retail overhead, 2) distribution center expenses and 3) store-level startup expenses. The Gander Outdoors corporate and retail overhead expenses related to selling, general, and administrative costs, which included lease expenses and wages for management, merchandise procurement, and other teams that were responsible for the initial rollout and opening of Gander Outdoors stores. The Gander Outdoors distribution center was staffed to receive and stock significant amounts of inventory sufficient for the initial rollout of stores in advance of the opening dates of such stores.  The store-level startup expenses include the selling, general, and administrative expenses for the specific stores to be opened, which included the related wages and lease expenses.

The Gander Outdoors corporate and retail overhead and distribution center expenses are allocated to pre-opening costs based primarily on the ratio of unopened stores in the initial rollout plan to the total stores to be opened in the initial rollout plan. Store-level startup expenses are allocated to pre-opening costs for the months prior to the store opening and then a reduced allocation is used in the month of opening and the month after opening based on an analysis of normalized expense levels for the ongoing operations. Only expenses relating to Gander Outdoors are included in these pre-opening costs. Starting during the quarter ended June 30, 2018, the Company began scaling back much of the personnel resources that were necessary during the early portion of the initial rollout of Gander Outdoors.

At December 31, 2017 and June 30, 2018, the Company estimated that 74 retail locations would be part of the initial rollout of Gander Outdoors. The Company further advises the Staff that it anticipates to be substantially complete with its initial plans related to Gander Outdoors store openings by December 31, 2018.  As a result, the Company does not anticipate adding back any pre-opening costs relating to the initial rollout of Gander Outdoors retail locations after December 31, 2018. The Company expects that subsequent Gander Outdoors retail location pre-opening costs after the initial rollout would not be excluded from Adjusted EBITDA, since they would be considered normal, recurring charges.

2.

We note your presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share, which in part adjusts for the reallocation of income attributable to non-controlling interests from the assumed exchange of all outstanding common units in CWGS, LLC for shares of Class A common stock and the related impact on the number of Class A common shares outstanding. Please tell us why you believe it is meaningful and appropriate to assume the exchange of the CWGS, LLC common units and related Class B shares in periods when such exchange is antidilutive. As part of your response, please tell us whether you have had any conversations with the CWGS, LLC common unitholders that would indicate that this exchange is imminent or received any other indication that the common unitholders are likely to make an uneconomic decision when deciding whether and when to exchange the common units for Class A shares.

Response: The Company respectfully advises the Staff that the non-GAAP financial measures for adjusted pro forma income and adjusted pro forma earnings per fully exchanged and diluted share (collectively the “Pro Forma Non-GAAP Measures”) are provided to aid investors with their comparisons of the Company to traditional C-corporations as opposed to the Company’s less common “Up-C” structure. The Company believes that the Pro Forma Non-GAAP Measures are actively used by analysts and investors to better evaluate the Company’s operating performance from period to period and to compare it to its peers who are mainly structured as more traditional C-corporations. The Company further notes that similar non-GAAP financial measures are used by many other “Up-C” structured public companies.

The Company further advises the Staff that it believes it would not be appropriate to exclude the assumed exchange of common units when they are anti-dilutive. As noted in the title of the non-GAAP financial measure, it is intended to be presented on a “fully exchanged” basis even if such common units are anti-dilutive. In future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2018, the Company will explicitly state in the definition of this non-GAAP financial measure that the common units are considered exchanged even if they are anti-dilutive. The Company notes that the “diluted” portion of the title of the non-GAAP financial measure is referring to non-common unit dilutive securities (e.g., restricted stock units and stock options), which are evaluated to determine that they are dilutive before including in the denominator or excluded from the denominator if they are anti-dilutive.

Additionally, the Company advises the Staff that since its initial public offering (“IPO”) common unit holders have periodically exchanged their common units for Class A common stock.  At the time of the IPO there were 20 holders of common units in CWGS, LLC and of those 20 common unitholders 17 have redeemed common units in CWGS, LLC for shares of Class A common stock.  The Company does not have any visibility with respect to the plans of the common unitholders to exchange additional common units for shares of Class A common stock, but nonetheless believes that the presentation of these Pro Forma Non-GAAP Measures are useful to analysts and investors for the reasons noted above.

3.

We note your presentation of adjusted pro forma net income and adjusted pro forma earnings per fully exchanged and diluted share. Please tell us why you believe it is appropriate to characterize these measures as “pro forma” and how your presentation of these pro forma metrics complies with Article 11 of Regulation S-X. Your response should include, but not be limited to, telling us why you believe presenting this metric for five years is appropriate, particularly since your current capital structure did not exist in most of those periods.

Response: The Company respectfully advises the Staff that the Pro Forma Non-GAAP Measures were not intended to comply with Article 11 of Regulation S-X. To avoid any potential confusion in future public disclosures, beginning with the Company’s Form 10-Q for the quarter ending September 30, 2018, the Company will retitle non-GAAP financial measures to eliminate the use of “pro forma” when describing non-GAAP financial measures unless they are determined pursuant to Article 11 of Regulation S-X. Specifically, “Adjusted Pro Forma Net Income” will be referred to as “Adjusted Net Income” and “Adjusted Pro Forma Earnings Per Fully Exchanged and Diluted Share” will be referred to as “Adjusted Earnings Per Fully Exchanged and Diluted Share” in those future public disclosures.

The Company further advises the Staff that the Company discloses the Pro Forma Non-GAAP Measures for the reasons noted in Response 2 above.  The Company believes that it was appropriate to present the Pro Forma Non-GAAP Measures over a five-year period since its capital structure for the several years before the Company’s IPO was similar to the capital structure just prior to the reorganization transactions that occurred at the time of the IPO. For purposes of calculating the Pro Forma Non-GAAP Measures for pre-IPO periods, the Company was able to convert the historical membership interests into common unit equivalents in such pre-IPO periods on the same basis as the reorganization transactions. As a result, the Company believes that this allows the Pro Forma Non-GAAP Measures to be comparable between post-IPO and pre-IPO periods.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

10.  Income Taxes, page 142

4.

We note your October 6, 2016 Tax Receivable Agreement that provides for the payment to the Continuing Equity Owners and Crestview Partners II GP, L.P of 85% of the amount of tax benefits. We also note the Tax Receivable Agreement liability recorded on the balance sheet, the $99.7 million re-measurement gain on the income statement and the establishment of the liability and related changes recorded through additional paid in capital. Please tell us in more detail how you are accounting for the Tax Receivable Agreement, including your basis in GAAP. In doing so, please tell us which transactions are recorded through equity and which are reflected in the income statement and why the difference in how the transactions are recorded is appropriate. Also, please provide us with a rollforward of this liability balance from December 31, 2016 through June 30, 2018 and explain the significant activity.

Response: The Company respectfully advises the Staff that at the date the Tax Receivable Agreement ("TRA") was entered into, we contractually committed to pay the common unitholders party thereto 85% of the amount of cash savings, if any, in U.S. federal and state income tax that we will actually realize as a result of the increases in tax basis that may arise in connection with the redemptions of common units in CWGS, LLC for Class A common stock, and of certain other tax benefits related to entering into the TRA.

The issuance of the TRA effectively represents contingent consideration issued to the unitholders in connection with the redemptions. Under the terms of the TRA, we do not become obligated to make a payment under the TRA until we redeem common units in CWGS, LLC for Class A common stock and tax benefits stemming from those redemption transactions have been realized. Further, amounts payable under the TRA are contingent upon a number of factors, including (1) future taxable income over the term of the TRA and (2) future changes in tax laws. If we do not have sufficient taxable income to utilize the deductions in the future, a payment will not be required.

The TRA liability recognized in connection with the redemption of common units in CWGS, LLC for Class A common stock is recorded in equity because it is issued in exchange for the units and the redemption represents a transaction between entities under common control as discussed in the Transactions Between Entities Under Common Control subsection of ASC 805-50, Business Combinations – Related Issues and is similar to a dividend payable. The Company records a TRA liability that is generally equal to 85% of the recognized deferred tax asset, net of any valuation allowances.

Additionally, since the redemption of common units in CWGS, LLC for Class A common stock results in an increase in tax basis with effectively no change in the financial reporting basis (due to the common control nature of the transaction), the tax effects of the redemption (i.e., the increase in our deferred tax assets) are also recorded to equity in accordance with ASC 740-20-45-11(g), which states that:

All changes in the tax bases of assets and liabilities caused by transactions among or with shareholders shall be included in equity including the effect of valuation allowances initially required upon recognition of any related deferred tax assets.

Pursuant to an Internal Revenue Code Section 754 election, each subsequent redemption results in the Company receiving an increase in the tax basis of tangible and intangible assets of CWGS, LLC. Accordingly, the Company records additional increases to its deferred tax assets and corresponding TRA liability, along with incremental adjustments to equity in connection with those subsequent redemptions. The Company will continue to employ similar accounting for all future redemptions as well.

Unlike the initial accounting which is recorded with offsets to equity, changes in the measurement of previously recognized deferred tax assets, including changes resulting from changes to any valuation allowances associated with the underlying tax assets or changes in U.S. federal or state income tax rates, are recognized in earnings.

The subsequent accounting for the deferred tax assets is consistent with ASC 740-20-45-11(g), which goes on to state that:

Changes in valuation allowances occurring in subsequent periods shall be included in the income statement.

It is also consistent with the guidance in ASC 740-10-45-15, which notes that the effects of all changes in U.S. federal or state income tax rates be reflected in earnings.

Similarly, as changes in the TRA liability are inextricably linked to changes in the corresponding deferred tax assets and valuation allowances, subsequent changes in the TRA liability have also been recorded in income (based on an analogy to ASC 740-20-45-11(g) and ASC 740-10-45-20). This subsequent accounting is also consistent with that used for changes in the measurement of contingent consideration issued to selling shareholders in a business combination. As these changes relate to payments due to the TRA holders and not the IRS, the income effect of these changes is reflected in other income.

Accordingly, during the year ended December 31, 2017, the Company recorded $118.4 million of income tax expense related to the revaluation of deferred tax assets, and a corresponding adjustment of $99.7 million in other income related to the revaluation of the TRA liability as a result of income tax rate changes stemming from the U.S. Tax Cuts and Jobs Act of 2017. See Exhibit A for a rollforward of the Company’s TRA liability balance from December 31, 2016 through June 30, 2018.

14.  Acquisition, page 150

5.	Please disclose the pro forma information required by ASC 805-10-50-2(h)(3) for your material acquisitions or state that disclosure of such information is impracticable and why it is impracticable.

Response: The Company respectfully advises the Staff that the Company did not consider any of its acquisitions to be material even though the Company was more active with acquisitions in 2017 than in a typical year. For acquisitions during the year ended December 31, 2017, the greatest pro forma impact to the year ended December 31, 2016 for an individual acquisition was approximately 3% for both revenue and earnings. For acquisitions during the year ended December 31, 2017, the pro forma impact to the year ended December 31, 2016 for the cumulative 2017 acquisitions was approximately 17% and 12% for revenue and earnings, respectively. For acquisitions during the year ended December 31, 2017, the pro forma impact on the year ended December 31, 2017 for the individual and cumulative 2017 acquisitions was less than 2% and 10%, respectively, for both revenue and earnings.

The Company further advises the Staff that in future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2018, the Company will provide the pro forma information required by ASC 805-10-50-2(h)(3) for individual or cumulative acquisitions that exceed 20% of either revenue or earnings or if the Company otherwise deems the acquisitions to be material.

6.

We note you recorded significant goodwill from your 2017 acquisitions. As required by ASC 805-30-50-1(a), please disclose a qualitative description of the factors that make up the goodwill recognized, and tell us this information in your response.

Response: The Company respectfully advises the Staff that it will update its future filings, beginning with the Company’s Form 10-Q for the quarter ended September 30, 2018, to describe the qualitative factors in relation to the goodwill balances acquired.  The Company advises the Staff that such disclosure shall include the following description:

•

The primary items that generated the goodwill are the value of the expected synergies between the acquired businesses and the Company and the acquired assembled workforce, neither of which qualify for recognition as a separately identified intangible asset.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Financial Statements

Notes to Consolidated Financial Statements

17.  Earnings Per Share, page 30

7.

Please tell us the underlying factors that change from period to period and cause the exchange of CWGS, LLC common units into Class A shares to be dilutive in some periods and anti-dilutive in other periods. Your response should include but not be limited to explaining the changes between the year ended December 31, 2017 where the exchange of common units into Class A shares was anti-dilutive and the six months ended June 30, 2018 where the exchange of common units into Class A shares was dilutive. Your response should also explain how you determine what portion of total net income attributable to non-controlling interests you will add back when assuming the exchange of common units into Class A shares, and illustrate your calculation for the six months ended June 30, 2018.

Response: The Company respectfully advises the Staff that restricted stock units and stock options are granted at the public holding company level and the Company incorporates these securities in the calculation of diluted earnings per share using the treasury stock method. The Company also has common unit holders at the partnership CWGS, LLC level, that are convertible into Class A common shares, for which the Company incorporates these securities in the calculation of diluted earnings per share using the if-converted method. Under the if-converted method, the Company calculates the dilution based on the assumed exchange of common units in CWGS, LLC for Class A common shares of the public holding company. In periods where income is recognized outside the partnership, meaning income is recognized at the public holding company level outside the attributable income generated by the partnership net of taxes on such income, the assumed exchange will be further dilutive. In contrast, in periods when the public holding company recognizes expenses other than for taxes on its share of CWGS LLC’s net income, the assumed conversion will be anti-dilutive. For this reason, the primary underlying factor impacting whether the assumed exchange of common units is dilutive or anti-dilutive in any period is the amount of income or expense at the public holding company level, outside the public holding company’s share of CWGS, LLC’s net income and income tax on its share of CWGS, LLC’s net income. Examples are changes to deferred income taxes for such items such as income tax rate changes and valuation allowance changes that are recorded as income tax expense and the revaluation of the tax receivable agreement for income tax rate changes that are recorded to other income/expense. The Company will evaluate the sequence of the dilutive impact of restricted stock units, stock options, and common units to determine the order that provides the most dilutive impact before determining which securities are anti-dilutive.

For the year ended December 31, 2017 when the Company recognized significant income tax expense from the revaluation of deferred taxes, which was only partially offset by decreases for the revaluation of the tax receivable agreement liability for the 2017 Tax Act, resulting in a net expense at the public holding company level and therefore the assumed exchange of common units in CWGS, LLC was anti-dilutive. In contrast, in the six months ended June 30, 2018, the assumed exchange of common units in CWGS, LLC was dilutive, because the income attributable to the public holding company exceeded the expenses recognized at the public holding company level for this period. In calculating the diluted earnings per share, the entire amount of income attributable to non-controlling interests is added back to the numerator. The amount is lower than the amount presented on the statement of operations since much of this income would be subject to income taxes at the public holding company level. The tax-effected income attributable to non-controlling interests is used as the numerator add back, which is illustrated in Exhibit B for the six months ended June 30, 2018.

We hope the foregoing has been responsive to the Staff’s comments.  Please do not hesitate to contact me at (805) 667-4457 with any questions regarding the foregoing.

Sincerely,

/s/ Thomas Wolfe
Thomas Wolfe
Chief Financial Officer and Secretary
Camping World Holdings, Inc.

Enclosures

cc:(via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Ian D. Schuman, Esq., Latham & Watkins LLP

Exhibit A

Tax Receivable Agreement (“TRA”) Liability Rollforward

	Debit / (Credit)
	TRA Liability		Charged to:
(in thousands)	Current Portion	Noncurrent Portion	Cash and Cash Equivalents	Deferred Tax Assets	Common Stock	Additional Paid-In Capital	Non-Controlling Interest	Other Income
Balance as of December 31, 2016	(991)	(18,190)
Common unit redemptions for Class A common stock	-	(218,398)	-	258,830	(129)	(41,184)	881	-
Payments pursuant to TRA	203	-	(203)	-	-	-	-	-
TRA liability adjustment for income tax rate change	-	99,687	-	-	-	-	-	(99,687)
Reclass between current and noncurrent	(7,305)	7,305	-	-	-	-	-	-
Balance as of December 31, 2017	(8,093)	(129,596)
Common unit redemptions for Class A common stock	-	(1,862)	-	2,181	(2)	(433)	116	-
Payments pursuant to TRA	8,100	-	(8,100)	-	-	-	-	-
Reclass between current and noncurrent	(9,464)	9,464	-	-	-	-	-
Balance as of June 30, 2018	(9,457)	(121,994)

Exhibit B

EPS – Numerator Add Back for Income Attributable to Non-Controlling Interests (“NCI”)

(in thousands)	Six Months Ended June 30, 2018
Portion of net income attributable to NCI originating from pass-through entities	$108,189	A
Portion of net income attributable to NCI originating from C-corporations	(40,310)	B
Total net income attributable to NCI	67,879	C = A + B

Income tax on pass-through portion of net income attributable to NCI	27,371	D = A x 25.3%[1]
Income tax on C-corporation portion of net income attributable to NCI	-	E = B x 0%[2]
Total income tax on net income attributable to NCI	27,371	F = D + E

Numerator addback for income attributable to NCI	$40,508	G = C-F

1.	Represents the blended U.S. federal and state income tax rate at the public holding company level for its share of income from pass-through entities.
2.	The public holding company’s share of income from C-Corporations is not taxable at the public holding company level, since it has already been taxed at the lower C-Corporation level.